FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2014

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Disclosure:	“New PLENE for commercial planting of sugar cane in Brazil”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Media contacts:		Analyst/Investor contacts:

Media Office		Paul Barrett		Jennifer Gough
CH-4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521
Tel:	+41 61 323 23 23
Fax:	+41 61 323 24 24	Paul Minehard		Lars Oestergaard
		USA	+1 202 737 8913	Switzerland	+41 61 323 6793
www.syngenta.com				USA	+1 202 737 6520

Basel, Switzerland, July 23, 2014

New PLENE for commercial planting of sugar cane in Brazil

•	Exclusive access to innovative CEEDS™ technology
•	Step change in planting speed and quality
•	Complements PLENE Evolve and PLENE PB for nurseries

Syngenta today announced plans to broaden and scale up its PLENE® platform of integrated sugar cane solutions. Through an exclusive licensing agreement with New Energy Farms, Syngenta will access an innovative planting system for sugar cane in Brazil: CEEDS™ (Crop Expansion Encapsulation and Drilling System).

The CEEDS™ technology enables the realization of PLENE on a commercial scale. It is complementary to PLENE Evolve and PLENE PB, launched last year, which are for nursery production and gap-filling.

The new PLENE offer will be based on encapsulated plant tissue produced in a controlled environment. It provides a higher multiplication rate and a lower unit cost per ton compared with conventional planting systems. The new PLENE will use high quality plants from Syngenta’s biofactory in Itápolis and will offer a step change in sugar cane planting in terms of speed and quality. Significantly longer shelf life compared with the original PLENE concept should improve transportation logistics and make the technology broadly available. The target market is some two million hectares planted annually in Brazil, with commercialization starting in 2017.

Syngenta Chief Operating Officer, John Atkin, said: “We have added another innovative technology to our PLENE platform. This will make the planting process for growers more efficient and will bring them high quality genetic material at scale. By multiplying in a controlled environment, we can eliminate field production uncertainties and related economic risks.”

Dr Paul Carver, CEO of New Energy Farms, said: “We have been developing the CEEDSTM technology since 2009 and have demonstrated that it is very effective on a number of vegetatively propagated crops. We are excited that the expertise and infrastructure of Syngenta will enable the commercialization of this technology on sugar cane in Brazil.”

Syngenta’s portfolio for sugar cane is already delivering broad benefits to growers in Brazil, the world’s largest sugar cane producer. Producing more than 40 percent

Syngenta – July 23, 2014 / Page 1 of 2

of the world’s sugar cane, Brazil has increased production by more than 100 percent in the past 10 years. Further growth is expected supported by Brazil’s leading role in meeting an increase in global sugar demand.

Syngenta is one of the world's leading companies with more than 28,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract there for.

Syngenta – July 23, 2014 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	July 23, 2014	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Sandra Bürli-Borner
			Name:	Dr. Sandra Bürli-Borner
			Title:	Deputy Head Shareholder Services & Group Administration